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                              November 23, 2020

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Offering Statement
on Form 1-A Post-qualification Amendment No. 4
                                                            Filed November 6,
2020
                                                            File No. 024-11178

       Dear Mr. Levine:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments.

       Post-qualification Amendment No. 4 to Offering Statement on Form 1-A

       Financial Statements, page F-1

   1. Please update the financial statements, and other relevant portions of your filing including your Management
Discussion and Analysis of Financial Condition and Results of
                                                        Operations, to provide
interim financial statements, refer to Form 1-A Part F/S (b)(3)
                                                        through (5).
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ezra Levine
Collectable Sports Assets, LLC
November 23, 2020
Page 2

       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if
you any questions.



FirstName LastNameEzra Levine                          Sincerely,
Comapany NameCollectable Sports Assets, LLC
                                                       Division of Corporation
Finance
November 23, 2020 Page 2                               Office of Trade &
Services
FirstName LastName